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                           June 28, 2022

       Vipin Jain
       Chief Executive Officer
       6d bytes inc.
       440 N Wolfe RD M/S 215
       Sunnyvale, CA

                                                        Re: 6d bytes inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed June 27, 2022
                                                            File No. 024-11889

       Dear Mr. Jain:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at (202) 551-3887 or Jan Woo at
(202) 551-3453 with any
       questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology